ENERGY FUELS INC.
(the “Corporation”)

ANNUAL REQUEST FOR FINANCIAL STATEMENTS

TO:	REGISTERED AND BENEFICIAL SHAREHOLDERS

In accordance with National Instrument 51-102, shareholders (including beneficial owners) may elect annually to have their names added to the Supplemental Mailing List of the Corporation. If you wish to receive the annual financial statements and management’s discussion and analysis (“MD&A”) for the annual financial statements, the interim financial statements and MD&A for the interim financial statements of the Corporation, or both, you must complete this form and forward it, either with your proxy or separately, to our transfer agent:

CST Trust Company
P.O. Box 700, Postal Station B
Montreal, QC H3B 3K3

I hereby certify that I am a shareholder of the Corporation. Please put my name on your Supplemental Mailing List for the Corporation and send me the documents as indicated below:

Annual Financial Statements and Annual MD&A of the Corporation [ ]

Interim Financial Statements and Interim MD&A of the Corporation [ ]

Copies of these documents may also be found on SEDAR at www.sedar.com or on the Corporation’s website at www.energyfuels.com.

DATED the       day of                   , 2015.

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City) (Province)

(Postal Code)

(Signature of Shareholder)